UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NEW GENERATION BIOFUELS HOLDINGS, INC..
(Exact name of Registrant as specified in its charter)

Florida	26-0067474
(State of Incorporation)	(I.R.S. Employer Identification No.)

11111 Katy Freeway, Suite 910
Houston, Texas 77079
(Address of principal executive offices, including Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange of which each class is to be registered
Common stock, par value of $0.001	American Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(g) of the Act:

Not Applicable
(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.

The following information sets forth the capital stock of New Generation Biofuels Holdings, Inc. Until March 28, 2008, we were named H2Diesel Holdings, Inc. Our authorized capital stock consists of 110,000,000 shares, of which 100,000,000 shares are designated as common stock, par value $0.001 per share, and 10,000,000 shares are designated as preferred stock, par value $0.001 per share.  Of the preferred stock, 300,000 shares have been designated as Series A cumulative convertible preferred stock and 250,000 shares have been designated as Series B cumulative convertible preferred stock. As of March 31, 2008, there were issued and outstanding:

•	18,285,964 shares of common stock;

•	39,550 shares of Series A preferred stock;

•	43,990 shares of Series B preferred stock; and

•	warrants and non-employee options to purchase 5,004,088 shares of common stock at a weighted average per share exercise price of $4.70.

The following summary of the material provisions of our common stock, preferred stock, warrants, is qualified by reference to the provisions of our Amended and Restated Articles of Incorporation and Amended Bylaws and the form of warrants included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters submitted to a shareholder vote.  Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our shareholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Amended and Restated Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares upon the common stock from legally available funds, subject to any preferential rights. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Series A Cumulative Convertible Preferred Stock

Optional and Mandatory Conversion.  At any time prior to the third anniversary of the initial date of issuance and until the payment in full of the “liquidation value” in respect of a holder’s shares of Series A Preferred Stock, any Holder of Series A Preferred Stock may convert all or a portion of such shares into a number of shares of our common stock calculated by multiplying the number of shares to be converted by such shares’ “stated value” (i.e, $100 per share plus the amount of all dividends accumulated thereon) and dividing the result by the “conversion price” then in effect.  The initial conversion price of each share of Series A Preferred Stock is $4.00 and each share of Series A Preferred Stock is initially convertible into 25 shares of our common stock.  Upon such third anniversary, each share of Series A Preferred Stock shall automatically, and without any action on the part of the holder, convert into that number of shares of our common stock computed by dividing such share’s “stated value” by the “conversion price” then in effect.  The “conversion price” is subject to adjustment upon the occurrence of certain events, including, among others, a stock split, reverse stock split, stock dividend or combination of our common stock.

Liquidation Rights. Upon any liquidation of the Company, the holders of the Series A Preferred Stock will be entitled to be paid, prior to the common stock or any other securities that by their terms are junior to the Series A Preferred Stock (collectively with the common stock, “Junior Securities”), the original issue price of the Series A Preferred Stock plus all accrued and unpaid dividends. To the extent the proceeds of liquidation are insufficient to pay such amounts in full, the proceeds available will be allocated pro rata among the shares of Series A Preferred Stock.

Dividends.  Each share of Series A Preferred Stock will accrue cumulative dividends on a quarterly basis at a rate of 8% per year.  All dividends will be paid in shares of common stock having a fair market value at the time of issuance equal to the amount of dividends to be paid, provided that to the extent the shares of common stock to be issued are not then registered under the Registration Rights Agreement, dividends shall cumulate but shall remain unpaid until such time as the shares are registered and issued.  We may elect to pay any dividends in cash in lieu of issuing shares of common stock.  The Series A Preferred Stock shall also participate on an as−converted basis with all dividends paid on the shares of common stock.

Reorganization, Reclassification, Consolidation, Merger or Sale.  Prior to the consummation of any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of our assets or other transaction, in each case which is effected in such a manner that the holders of common stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for common stock (any such transaction an “Organic Change”), the Company shall make appropriate provisions to ensure that each of the holders of Series A Preferred Stock shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the shares of common stock immediately theretofore acquirable and receivable upon the conversion of such holder’s Series A Preferred Stock, such shares of stock, securities or assets as such holder would have received in connection with such Organic Change if such holder had converted its Series A Preferred Stock immediately prior to such Organic Change.

Voting Rights.  Holders of Series A Preferred Stock shall be entitled to notice of all stockholders’ meetings in accordance with our bylaws and shall be entitled to vote on all matters submitted to the stockholders for a vote together with the holders of common stock voting together as a single class with each share of common stock entitled to one vote per share and each share of Series A Preferred Stock entitled to one vote for each share of common stock issuable upon conversion of the Series A Preferred Stock as of the record date for such vote or, if no record date is specified, as of the date of such vote.

No Redemption.  The Series A Preferred Stock may not be redeemed by us at any time.  The Series A Preferred Stock is not redeemable. Any shares of Series A Preferred Stock which are otherwise acquired by us will be cancelled and will not be reissued, sold or transferred.

Series B Cumulative Convertible Preferred Stock

Each share of Series B Preferred Stock initially will be convertible into shares of our Common Stock, at a conversion price of $4.25 per share. The Series B Preferred Stock also includes the following key terms:

Ranking. The Series B Preferred Stock will rank junior to the Series A Preferred Stock and senior to the Common Stock with respect to the payment of dividends and amounts payable upon liquidation, dissolution or winding up of the Company.

Dividends and Increase in Stated Value. Dividends will be payable from the date of issuance at a rate of 8% per year when and as declared by the Board of Directors. To the extent that dividends are not declared, or cannot be paid, there will be an increase in the Stated Value of the Series B Preferred Stock in the amount of 8% per year. In the event dividends are declared by the Board and paid by the Company on the Common Stock, holders of Series B Preferred Stock will either share ratably in such dividends based on the number of shares of Common Stock into which the Series B Preferred Stock may be converted or (to the extent that dividends are not declared or cannot be paid), there will be a corresponding increase in the Stated Value. Dividends will be paid semiannually, at the Company’s election, in cash, in shares of Series B Preferred Stock (valued at Stated Value) or in Common Stock valued at the market price, on September 30 and March 31 of each year beginning on September 30, 2008 to holders of record on the 15th day of the preceding month. If there is an increase in Stated Value because dividends were not or could not be paid, that increase will occur semiannually on the dates that dividends would have been paid.

Liquidation. Upon any Liquidation of the Company, after the Company has made the required distributions to the holders of Series A Preferred Stock (and any other preferred stock then outstanding, if any, ranking in liquidation senior to the Series B Preferred Stock), and before any distribution is made to the holders of Common Stock (and any other stock ranking in liquidation junior to the Series B Preferred Stock), the holders of Series B Preferred Stock will be entitled to be paid an amount in cash equal to the aggregate liquidation value of Series B Preferred Stock, which equals the Stated Value plus all accrued dividends not previously paid or added to Stated Value.

Redemption. The Series B Preferred Stock is not redeemable.

Voting.  The holders of the Series B Preferred Stock will be entitled to notice of all shareholders’ meetings and will be entitled to vote on all matters submitted to the shareholders for a vote, together with the holders of Series A Preferred Stock on an as-converted basis and the Common Stock, voting together as a single class. Each share of Series B Preferred Stock will be entitled to one vote for each share of Common Stock issuable upon conversion of the Series B Preferred Stock as of the record date for such vote or, if no record date is specified, as of the date of such vote.

Automatic Conversion. Upon the third anniversary of the initial issue date of the Series B Preferred Stock, each share of Series B Preferred Stock will automatically convert into the number of shares of Common Stock into which it is then convertible. That number is determined by dividing the sum of the Stated Value and all accrued dividends not previously paid or added to the Stated Value to the date of such conversion by the Conversion Price then in effect. The conversion price is $4.25 per share, subject to adjustment upon the occurrence of certain major corporate events such as reorganizations and stock splits (the “Conversion Price”).

Optional Conversion. At any time, any holder of Series B Preferred Stock may convert all or a portion of their shares. The number of shares of Common Stock into which each share of Series B Preferred Stock is convertible is determined by dividing the sum of the Stated Value and all accrued dividends not previously paid or added to the Stated Value to the date of such conversion by the Conversion Price then in effect.

Antidilution and Adjustments to Conversion Price. If at any time prior to the first to occur of (i) the first anniversary of the registration of the common stock underlying the Series B Preferred Stock or (ii) 18 months after the closing , the Company issues any additional shares of Common Stock with a purchase price less than the Conversion Price of the Series B Preferred Stock, or additional convertible securities with a conversion price less than the Conversion Price of the Series B Preferred Stock, the Conversion Price of the Series B Preferred Stock will be reduced to the purchase price at which such Common Stock has been issued or the conversion price of such additional convertible securities, but not below a Conversion Price of $3.00 per share.

Protective Provisions. The Company will not, without approval of a majority of the holders of the shares of the Series B Preferred Stock voting as a separate class;

(a) alter or change the rights, preferences or privileges of the Series B Preferred Stock or any other class or series of preferred stock in any manner adversely affecting the rights of the Series B Preferred Stock;

(b) create or issue any new class or series of equity securities of the Company having a preference senior to the Series B Preferred Stock with respect to redemption, voting, liquidation or dividend rights;

(c) pay or declare any dividend on or other distribution with respect to any shares of the Company’s capital stock which are junior to the Series B Preferred Stock (except dividends payable solely in shares of Common Stock or in the junior preferred stock); or

(d) redeem or acquire any shares of the Company’s capital stock which are junior to the Series B Preferred Stock (other than Common Stock from employees, officers or directors of the Company or its subsidiaries upon termination of employment pursuant to the terms of agreements approved by the Company’s board of directors or Common Stock from any affiliate of the Company (which for this purpose shall include any holder of 10% or more of the Common Stock or other voting stock of the Company)) or any strategic partner of the Company).

Reorganization, Consolidation, Merger or Sale. Prior to any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company’s assets or other transaction where the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock (an “Organic Change”), the Company will make appropriate provision to ensure that the holders of Series B Preferred Stock will have the right to acquire and receive, upon the conversion of Series B Preferred Stock, in lieu of Common Stock, such shares of stock, securities or assets as such holder would have received in connection with such Organic Change if such holder had converted its Series B Preferred Stock immediately prior to such Organic Change.

Warrants

As of March 31, 2008, there are warrants and non-employee options to purchase 5,004,088 shares of common stock at a weighted average per share exercise price of $4.70. Such warrants and non-employee options expire between 2009 and 2013.

As part of the October 2006 private placement, we issued warrants to purchase 251,500 shares of our common stock at a weighted average price of $1.50 per share.  Such warrants expire during 2011.

As part of the May/June 2007 private placement, we issued warrants to purchase up to 589,875 shares of our common stock at an initial exercise price of $6.00 per share.  Such warrants expire during 2012.

As a part of the December 2007 private placement, we issued warrants to purchase up to 887,143 shares of our common stock at an initial exercise price of $5.25 per share. Such warrants expire during 2012.

As part of the March 2008 private placement, we issued warrants to purchase up to 353,498 shares of our common stock at an initial price of $6.25 per share. Such warrants expire during 2013. If at any time prior to the first anniversary of the registration of the common stock underlying the warrants or eighteen months from the date of closing, the Company issues certain additional equity securities with a purchase price or conversion price less than $4.25 per share of Common Stock or any additional warrants with an exercise price less than $6.25 per share, the exercise price of the Warrant will be reduced to the purchase price or the conversion price of the additional equity securities or to the exercise price of the additional warrants, but not below $3.00 per share.

Item 2. Exhibits

The exhibits required to be filed as part of this Registration Statement on Form 8-A are listed in the Exhibit Index attached hereto. Such exhibits are incorporated by reference pursuant to Rule 12b-32:

Exhibit No.	Exhibit Description
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed March 31, 2008).
3.2
Articles of Amendment to the Articles of Incorporation relating to our Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed March 31, 2008).

3.3	Amended and Restated Bylaws, dated March 5, 2008 (incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-K filed March 31, 2008).
4.1	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed March 31, 2008).
4.2	Form of $6.00 Warrant (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K filed March 31, 2008).
4.3	Form of $5.25 Warrant(incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K filed March 31, 2008).
4.4	Form of $6.25 Warrant (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 10-K filed March 31, 2008).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GENERATION BIOFUELS HOLDINGS, INC.

Date:	April 14, 2008	By:	/s/ Lee S. Rosen
Lee S. Rosen, Chairman of the Board of Directors